UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | UPDATE ON SASOL'S CREDIT RATING**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

UPDATE ON SASOL'S CREDIT RATING

Sasol notes that the credit rating agencies, S&P Global Ratings (S&P) and Moody's have completed their periodic review of Sasol following the release of the company's interim financial results for 2020.

S&P has affirmed Sasol's BBB-/A-3 credit rating whilst Moody's has downgraded Sasol's credit rating to Ba1/NP. The ratings action by Moody's reflects Sasol's elevated leverage in the context of volatile market conditions.

As stated in Sasol's recent financial results, protecting the balance sheet remains an important priority during the peak gearing phase. In this regard, several proactive actions have already been taken which include a measured financial risk management programme to hedge oil and ethane commodity price and exchange rate exposures, managing costs, increasing working capital efficiency and agreeing additional flexibility on covenants with the lending group.

These initiatives continue to benefit the balance sheet with further actions underway. These include re-phasing discretionary capital, ongoing delivery of the value-driven asset disposal programme and active balance sheet management to maintain a healthy liquidity position and a balanced debt maturity profile as Sasol works to restore an optimal capital structure. Sasol maintains a long-term commitment to an investment grade credit rating.

Subject to the macroeconomic environment and the impact of COVID-19 on global product demand, Sasol continues to expect the cash flow inflection point to be reached in the second half of FY20 and de-leveraging to start thereafter. The overall Lake Charles Chemicals Project ("LCCP") cost estimate is tracking US$12,8 billion, within our previous guidance of US$12,6 - 12,9 billion. LCCP is expected to be EBITDA positive in the second half of FY20 with a contribution of US$50 – US$100m for FY20.

Fleetwood Grobler commented "We recognise the challenges presented by the current market environment and acknowledge the outcomes of the rating agency reviews. We remain focused on managing the factors within our control – delivering safe, strong and stable operational performance and protecting the balance sheet as we bring the Lake Charles Chemicals Project to completion and start deleveraging. The revised rating profile is not expected to have a material impact on our existing funding costs. As ever, we remain committed to our capital allocation framework and priorities."

In light of the above, Sasol management will be hosting a conference call to discuss our approach to protecting the balance sheet on Tuesday, 10 March 2020, at 15h00 (SA).

Conference call details:		
Tuesday, 10 March 2020	*Time*	*Dial-in numbers*
South Africa	*15:00*	*+27 11 535 3600*
United Kingdom	*13:00*	*+44 (0) 333 300 1418*
United States (ET)	*08:00*	*+1 508 924 4326*
Other countries		*+27 11 535 3600*
The transcript will be available from March 13, 2020 at 6:00 PM (SA) on Sasol's investor relations website.		

If you have any questions, please email: investor.relations@sasol.com or contact Feroza Syed at +27 10 344 9280.

6 March 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our Continuous Improvement (CI) initiative, our climate change strategy and business performance outlook. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make

investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 6 March 2020

By: <u>/s/ M M L Mokoka</u>

Name: M M L Mokoka

Title: Company Secretary